

Mail Stop 7010

June 21, 2006

Mr. Robert H. Spilman, Jr.
President and Chief Executive Officer
Bassett Furniture Industries, Incorporated
3525 Fairystone Park Highway
Bassett, VA 24055

> **RE: Bassett Furniture Industries, Incorporated**
> **Form 10-K for Fiscal Year Ended November 26, 2005**
> **Filed January 30, 2006**
> **File No. 000-00209**

Dear Mr. Spilman:

　　We have reviewed your response letter dated May 5, 2006 to our letter dated April 21, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounts Receivable and Notes Receivable, page F-18

1. We note your response to prior comment 5. Please tell us the percentage of your loans that relate to the BFD licensees' purchases of _your_ inventory. Please also tell us whether any of these BFD licensees are equity method investees. In addition, please clarify for us whether you have classified both the cash outflows and cash inflows related to these notes receivable as operating activities in your statement of cash flows.

Revenue Recognition, page F-20

2. We have noted in your response to prior comment 6 that you do not charge any license fees to your licensees. From a business perspective, it is unclear to us why you would not charge any licensing fees to be a licensee of your brand. Please explain to us what additional considerations that you receive, if any, in lieu of licensee fees from your licensees.

Variable Interest Entities, page F-21

3. We have reviewed your response to our prior comment 8 that you have concluded that you have no additional VIEs that require disclosure. In consideration of your response to our prior comment 5 that your notes receivables are almost entirely related to loans made to your BFD licensees and your response to prior comment 2 that the majority of the charge to your allowance for doubtful accounts related to nine licensees where you had concerns of their operating performance and ability to pay amounts owed in a timely basis, please explain to us your analysis that you determined that these licensees do not meet the definition of a VIE under FIN 46R.

8. Income Taxes, page F-26

4. We note your response to prior comment 9 and have the following comments:

- You state that the acquisition-related charges resulted in new deferred tax assets in addition to a significant amount of deferred tax assets related to net operating loss carryforwards. Please tell us the amount of the deferred tax assets related to the acquisition-related charges and the net operating loss carryforwards referred to in this statement. Please also tell us where these deferred tax assets are reflected in your table of deferred tax assets on page F-26. Specifically, it is unclear whether or not this statement refers to the additional $58 of deferred tax assets recognized in 2005.
- We note that the increase in your valuation allowance of $660 is included in Other in your effective tax rate reconciliation. Please tell us the nature of each of the remaining components included in Other and the amount of each component.
- In future filings, please provide expanded disclosure regarding the specific factors that contributed to changes in your valuation allowance in each period. In your response, please show us what this disclosure will look like.
- In future filings, please include your deferred tax valuation allowance in your schedule II disclosures of your valuation and qualifying accounts. In your response, please show us what this disclosure will look like.

14. Acquisition of Retail Licensee Stores, page F-30

5. Please explain, in detail, your basis for paying $3,550 as consideration for these acquisitions, if you had estimated the fair value of these businesses as a net liability of $657 (calculated as fair value of net liabilities of $3,497 prior to goodwill and identifiable intangible assets, plus $2,840 for goodwill and intangible assets). In addition, please explain your basis for impairing goodwill upon acquisition, including specifically telling us your consideration of paragraphs B69 and B70 of SFAS 142. As part of your response, please provide us with details (including methodology, assumptions, and bases for your assumptions) regarding how you valued these businesses for the purposes of establishing a purchase price of $3,550, as compared to how you valued these businesses for the purposes of determining that goodwill and other intangible assets only amounted to $2,840.

6. We note that $2,500 of the $3,550 of consideration for the acquisitions was in the form of notes receivables that you converted into the equity of the acquirees. In light of the acquirees' net liability positions, please tell us why you did not impair this note prior to its conversion.

7. Please tell us how you account for the acquiree's earnings or losses attributable to the minority shareholders subsequent to the date of the acquisition. For example, please clarify whether you are recognizing 100% of the acquiree's earnings or losses or whether you are recognizing minority interest expense / income related to these entities subsequent to the date of the acquisition. Citing relevant accounting literature, please tell us the basis for your accounting.

8. Please explain your basis for continuing to recognize losses from the Atlanta equity method investment after the cumulative recorded losses exceeded your initial investment. See APB 18, paragraph 19.i. Please also clarify whether you recognized 100% of the losses of this entity or your proportionate share, as well as your basis for your approach.

9. It is unclear how you have addressed our comment to tell us how you applied issues 3 of EITF 04-1. Specifically, please tell us how you determined that no settlement gain or loss related to the reacquired right required recognition. In particular, explain to us your methodology to value your re-acquired licenses, given that your license agreements do not include any license fees. Please also tell us the amount that you have assigned to these reacquired licenses.

Schedule II – Analysis of Valuation and Qualifying Accounts, page F-38

10. We have reviewed your response to our prior comment 2 that your allowance for doubtful accounts reserves are related to both trade accounts receivables and notes receivables. In future filings, separately disclose your accounts receivables and notes receivables allowance for doubtful accounts in Schedule II. Refer to footnote 1 of Rule 12-09 of Regulation S-X.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief